Steinhoff International Holdings Ltd


06018317

25 October 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find a copy of an amended public announcements which had been released on behalf of the company as a result of directors and officers exercising their rights under the Steinhoff International Share Incentive Scheme which was made through the news service of the JSE Limited for your records. The amended announcement was as a result of incorrect printing predominantly in the Afrikaans press.

Trusting that you find the above in order.

Yours faithfully



STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA, P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135
Directors: B.E. Steinhoff* (Chairman), M.J. Jooste (Chief Executive Officer), D.E. Ackerman', C.E. Daun*', J.N.S. Du Plessis', K.J. Grove, D. Konar', J.F. Mouton',
F.J. Nel (Financial Director), F.A. Sonn', N.W. Steinhoff*', I.M. Topping', D.M. van der Merwe, J.H.N. van der Merwe (Chief Financial Officer), ('Non-Executive, 'British, *German).
Alternate Directors: H.J.K. Ferreira, S.J. Grobler

Company Secretary: S.J. Grobler.

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com


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Release Date: 2006/10/13 05:00:00 PM

Steinhoff - Dealing in securities by directors

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176

Dealing In securities by directors

In terms of paragraph 3.63 of the Listing Requirements of the JSE Limited, the board wishes to inform shareholders that the following directors have beneficially directly and/or indirectly purchased the number of ordinary shares indicated below, on 12 October 2006, at the average prices indicated below, in terms of the directors exercising their rights under the Steinhoff share incentive scheme:

Director/Officer	Shares	Average price	Consideration
DE Ackerman	66 560	at an average of 538,44	R 358 387,20
CE Daun	67 280	at an average of 538,33	R 362 188,80
HJK Ferreira	50 000	at an average of 528,00	R 264 000,00
SJ Grobler	37 600	at an average of 536,04	R 201 552,00
KJ Grove	65 240	at an average of 538,51	R 351 259,20
MJ Jooste	66 560	at an average of 538,44	R 358 387,20
D Konar	66 560	at an average of 538,44	R 358 387,20
FJ Nel	50 880	at an average of 538,19	R 273 830,40
BE Steinhoff	66 560	at an average of 538,44	R 358 387,20
NW Steinhoff	66 560	at an average of 538,44	R 358 387,20
DM van der Merwe	66 560	at an average of 538,44	R 358 387,20
JHN van der Merwe	50 880	at an average of 538,19	R 273 830,40

Clearance has been granted in terms of Paragraph 3.66 of the JSE's Listing Requirements.

SPONSOR: PSG Capital Limited

Date: 13/10/2006 05:00:02 PM Produced by the JSE SENS Department

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